SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: February 20, 2009

Quarterly Securities Report

For the three months ended December 31, 2008

(TRANSLATION)

Sony Corporation

Note for readers of this English translation:

On February 13, 2009, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2008 with the Kanto Financial Bureau in Japan (the “Report”) pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety, except for (i) information which had been previously submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K and any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”) which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to Sony’s (as defined below) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in million, Yen per share amounts
	Nine Months Ended December 31, 2008	Three Months Ended December 31, 2008	Fiscal Year Ended March 31, 2008
Sales and operating revenue	6,205,933	2,154,584	8,871,414
Operating income (loss)	66,525	(17,962)	475,299
Income before income taxes	136,680	66,451	567,134
Net income	66,202	10,409	369,435
Stockholders’ equity	-	3,195,722	3,465,089
Total assets	-	12,562,884	12,552,739
Stockholders’ equity per share of common stock (yen)	-	3,184.51	3,453.25
Net income per share of common stock, basic (yen)	65.97	10.37	368.33
Net income per share of common stock, diluted (yen)	63.16	9.98	351.10
Ratio of stockholders’ equity to total assets (%)	-	25.4	27.6
Net cash provided by (used in) operating activities	(34,967)	-	757,684
Net cash provided by (used in) investing activities	(596,625)	-	(910,442)
Net cash provided by (used in) financing activities	382,969	-	505,518
Cash and cash equivalents at the end of the period	-	786,763	1,086,431
Number of employees	-	179,400	180,500

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.

Effective April 1, 2008, the Company reports equity in net income of affiliated companies as a component of operating income (loss).  Prior to April 1, 2008, equity in net income (loss) of affiliated companies was shown below minority interest in income (loss) of consolidated subsidiaries and above net income in the Company’s consolidated results of operations.  In connection with this reclassification, operating income (loss) and income before income taxes for the fiscal year ended March 31, 2008 have been reclassified to conform with the presentation of these items for the third quarter ended December 31, 2008.

3.	Consumption taxes are not included in sales and operating revenue.
4.	The Company prepares its consolidated financial statements, and therefore parent-alone financial data is not prepared.

(2) Business Overview

There was no significant change in the business of the Company and its consolidated subsidiaries (collectively “Sony”) during the three months ended December 31, 2008, except for changes derived from those in significant subsidiaries and affiliated companies as set out in “Changes in Subsidiaries and Affiliated Companies” referred to item I (3) below.

As of December 31, 2008, the Company had 1,303 subsidiaries and 92 affiliated companies, of which 1,263 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 86 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

Significant changes in subsidiaries and affiliated companies during the three months ended December 31, 2008 are as follows. The following subsidiaries became newly consolidated subsidiaries of Sony.

Name	Address	Common stock in thousands	Main business	Percentage of ownership (%)	Business relationship
Sony Music Entertainment	Delaware USA	—	All Other	(100.0) 100.0	There is concurrent assignment of directors/officers between the Company and this subsidiary.
Sony Music Entertainment B.V.	Vianen Netherlands	EUR 55	All Other	(100.0) 100.0	Not Applicable

Notes:

1.	Main business shows the operating segments.
2.	(Percentage of ownership) presents the percentage of voting rights indirectly owned by Sony.
3.

During the three months ended December 31, 2008, Sony consolidated SONY BMG MUSIC ENTERTAINMENT, SONY BMG MUSIC ENTERTAINMENT BV and SONY BMG MANAGEMENT CO., LLC, which had been affiliates reported by the equity method.  SONY BMG MANAGEMENT CO., LLC was merged into SONY BMG MUSIC ENTERTAINMENT as of December 31, 2008.  In addition, SONY BMG MUSIC ENTERTAINMENT and SONY BMG MUSIC ENTERTAINMENT BV changed their corporate names to Sony Music Entertainment and Sony Music Entertainment B.V., respectively.

(4) Number of Employees

The following table shows the number of employees as of December 31, 2008.

Consolidated	179,400*
Parent-alone	18,080

* Figures less than one hundred are rounded to the nearest unit.

II	State of Business

(1) Manufacturing, Orders Received and Sales

Note for readers of this English translation:

Except for information specifically described in this English translation, the translation of the description set out in the Japanese-language Quarterly Securities Report is omitted in this document, since it is the same as described in the quarterly securities report previously submitted to the SEC. Please refer to “Quarterly Securities Report for the three months ended September 30, 2008” submitted to the SEC on Form 6-K on December 1, 2008.

URL: The press release titled “Quarterly Securities Report for the three months ended September 30, 2008”

http://idea.sec.gov/Archives/edgar/data/313838/000090342308000992/sony-6k_1201.htm

(2) Material Contracts

There was no execution of material contracts during the three months ended December 31, 2008.

Note for readers of this English translation:

The above means that there is no update from the description in the Securities Report (Yukashoken Houkokusho) and the Company’s Annual Report on Form 20-F (“Patents and Licenses” in item 4) for the fiscal year ended March 31, 2008, or the Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2008.

(3) Management’s Discussion and Analysis of Financial Condition and Results of Operations

i) Results of Operation

Note for readers of this English translation:

Except for information specifically described in this English translation, the translation of the description set out in the Japanese-language Quarterly Securities Report is omitted in this document, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2008” submitted to the SEC on Form 6-K on January 29, 2009.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2008”

http://idea.sec.gov/Archives/edgar/data/313838/000115752309000614/a5881040.htm

Foreign Exchange Fluctuations and Risk Hedging

Even though foreign exchange rates fluctuated during the three months ended December 31, 2008, there was no significant change in risk hedging policy during that period.

Note for readers of this English translation:

The above means that there was no significant change from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2008.

URL: The Form 20-F filed with the SEC on June 23, 2008

http://www.sec.gov/Archives/edgar/data/313838/000114554908001104/k01608e20vf.htm

Status of Cash Flow

Operating Activities: During the quarter ended December 31, 2008, there was net cash inflow of 109.1 billion yen in operating activities, a decrease of 298.5 billion yen, or 73.2 percent year-on-year. For all segments excluding the Financial Services segment, 48.7 billion yen of net cash was generated in operating activities, a decrease of 261.3 billion yen, or 84.3 percent year-on-year. The Financial Services segment had a net cash inflow of 60.1 billion yen from operating activities, a decrease of 36.8 billion yen, or 38.0 percent year-on-year.

During the quarter ended December 31, 2008, with respect to all segments excluding the Financial Services segment, although there was a decrease in notes and accounts payable and an increase in notes and accounts receivable, net cash was generated mainly from a decrease in inventory and contribution from net income, after taking into account depreciation and amortization. The Financial Services segment generated net cash mainly from a revenue contribution from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life Insurance Co., Ltd. (“Sony Life”).

Within all segments, excluding the Financial Services segment, net cash generated decreased year-on-year mainly due to a decrease in notes and accounts payable and a decrease in net income. Within the Financial Services segment, although there was an increase in revenue from insurance premiums at Sony Life during the current quarter, net cash generated decreased year-on-year.

Investing Activities: During the quarter ended December 31, 2008, Sony used 108.5 billion yen of net cash in investing activities, compared to 12.9 billion yen of net cash generated in the same quarter of the previous fiscal year. For all segments excluding the Financial Services segment, 137.7 billion yen of net cash was used in investing activities, compared to 185.5 billion yen of net cash generated from investing activities in the same period of the previous fiscal year. The Financial Services segment generated 33.4 billion yen in net cash, compared to 174.6 billion yen of net cash used in investing activities in the same period of the previous fiscal year.

During the quarter ended December 31, 2008, with respect to all segments excluding the Financial Services segment, there were payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisition of Bertelsmann AG’s 50 percent stake in SONY BMG. Within the Financial Services segment, proceeds mainly from the maturities and sales of marketable securities and collections of advances exceeded payments for investments carried out at Sony Life, as well as for advances carried out at Sony Bank Inc. (“Sony Bank”), where operations are expanding.

Within all segments, excluding the Financial Services segment, net cash was used in investing activities during the current quarter while, in the same quarter of the previous fiscal year, net cash was generated mainly due to the sale of shares in Sony Financial Holdings Inc. (“SFH”). Net cash was generated in investing activities within the Financial Services segment mainly due to the increase in proceeds from the maturities and sales of marketable securities and collections of advances, which exceeded the increase in investments at Sony Life.

In all segments, excluding the Financial Services segment, net cash used by operating and investing activities combined was 89.0 billion yen compared to 495.5 billion yen of net cash generated by operating and investing activities combined in the same period of the previous fiscal year.

Financing Activities: During the quarter ended December 31, 2008, 146.4 billion yen of net cash was provided by financing activities, compared to 19.2 billion yen of net cash used in the same quarter of the previous fiscal year. For all segments, excluding the Financial Services segment, there was a net cash inflow of 122.2 billion yen in financing activities compared to a net cash outflow of 135.0 billion yen in the same period of the previous fiscal year. This was primarily due to issuances of commercial paper mainly in Japan in the current quarter, partially offset by the redemption of convertible bonds. In the Financial Services segment, financing activities generated 20.2 billion yen of net cash, a decrease of 98.2 billion yen, or 82.9 percent, in the same period of the previous fiscal year. The decrease resulted from slower growth in policyholder accounts at Sony Life and in deposits from customers at Sony Bank when compared to the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2008 was 786.8 billion yen, an increase of 85.8 billion yen, or 12.2 percent compared with the balance as of September 30, 2008. This is a decrease of 237.1 billion yen, or 23.2 percent compared with the balance as of December 31, 2007. The outstanding balance of cash and cash equivalents of all segments, excluding the Financial Services segment, was 505.7 billion yen, a decrease of 27.9 billion yen, or 5.2 percent compared with the balance as of September 30, 2008. This is a decrease of 305.5 billion yen, or 37.7 percent compared with the balance as of December 31, 2007. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 281.0 billion yen, an increase of 113.8 billion yen, or 68.0 percent compared with the balance as of September 30, 2008. This is an increase of 68.3 billion yen, or 32.1 percent compared with the balance as of December 31, 2007.

Information on Cash Flow Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which Sony uses in its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze the results without Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows (Unaudited)
Yen in millions
Financial Services	Three months ended
December 31, 2008

Net cash provided by operating activities	¥60,129
Net cash provided by investing activities	33,420
Net cash provided by financing activities	20,234
Net increase in cash and cash equivalents	¥113,783
Cash and cash equivalents at beginning of the period	167,266
Cash and cash equivalents at the end of the period	¥281,049

Yen in millions
Sony without Financial Services	Three months ended
December 31, 2008

Net cash provided by operating activities	¥48,698
Net cash used in investing activities	(137,726)
Net cash provided by financing activities	122,221
Effect of exchange rate changes on cash and cash equivalents	(61,136)
Net decrease in cash and cash equivalents	¥(27,943)
Cash and cash equivalents at beginning of the period	533,657
Cash and cash equivalents at the end of the period	¥505,714

Yen in millions
Consolidated	Three months ended
December 31, 2008

Net cash provided by operating activities	¥109,111
Net cash used in investing activities	(108,519)
Net cash provided by financing activities	146,384
Effect of exchange rate changes on cash and cash equivalents	(61,136)
Net increase in cash and cash equivalents	85,840
Cash and cash equivalents at beginning of the period	700,923
Cash and cash equivalents at the end of the period	¥786,763

ii) Issues Facing Sony and Management’s Response to those Issues

The financial crisis that began with the sub-prime loan problem in 2007 disrupted the global economy and, from the autumn of 2008, the global economic situation became more severe.

The operating environment for Sony also became extremely severe, with decreased demand and intensification of pricing pressure resulting from the slowdown of the global economy, the appreciation of the yen and a significant decline in the Japanese stock market having a large impact on Sony’s business segments.

To respond to these challenges, particularly in the Electronics segment, Sony is implementing measures to reform its operational structure with priority on speed and profitability.

Through the implementation of restructuring across the Sony Group and large reductions in advertising and publicity expenses, logistics and other general expenses, Sony aims to achieve approximately 250 billion yen in cost savings across the Sony Group in the fiscal year ending March 31, 2010, compared to the fiscal year ending March 31, 2009. Sony expects restructuring charges to be approximately 170 billion yen in total, with approximately 60 billion yen of charges accruing in the fiscal year ending March 31, 2009 and approximately 110 billion yen of charges accruing in the fiscal year ending March 31, 2010. In addition, while continuing to make investments consistent with realizing its growth strategy, Sony will respond flexibly to changes in the marketplace by reducing or postponing certain investments, primarily in the Electronics segment. Consequently, Sony has revised its planned capital expenditures downward for the fiscal year ending March 31, 2009 from 430 billion yen to 380 billion yen.

Additionally, Sony is implementing the following employment-related measures at Sony Corporation to respond to the significant deterioration of operating results:

Remuneration

•	Corporate Executive Officer and Corporate Executive bonuses for the fiscal year ending March 31, 2009 will be substantially reduced. In addition, plans are in place to decrease fixed remuneration.
•	In particular, the three Representative Corporate Executive Officers will waive their entire bonus amount for the fiscal year ending March 31, 2009.
•	With regard to management level employees, bonuses will be reduced significantly in addition to base salary reductions.

Early Retirement Program

•	In order to optimize human resources, Sony will introduce an early retirement program supporting employees who take up new opportunities beyond the Sony Group.

Below is a description of the issues management believes each segment continues to face and an explanation as to how each segment is approaching those issues, including the above measures it has taken to reduce costs.

Electronics

In the Electronics segment, where Sony has been most affected by the acute downturn in the economic climate, Sony has already undertaken certain short-term measures, including adjusting production, lowering inventory levels and reducing operational expenses. Going forward, Sony intends to adjust product pricing to mitigate the impact of the appreciation of the yen, curtail or delay part of its investment plans and downsize or withdraw from unprofitable or non-core businesses. Furthermore, Sony plans to realign domestic and overseas manufacturing sites, reallocate its workforce and reduce headcount.

Concrete plans include the following:

Realignment of manufacturing sites

By advancing initiatives, including rationalizing its manufacturing operations, shifting and aggregating manufacturing to low-cost countries and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), Sony plans to reduce the total number of manufacturing sites by approximately 10 percent, from the current total of 57, by March 31, 2010.

Workforce reallocation and headcount reduction

Through measures including the realignment of its manufacturing sites, a review of its development and design structure and the streamlining of its sales and administrative functions, Sony will implement a company-wide rationalization of its operations, including its headquarters functions. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, by March 31, 2010, Sony plans to reduce worldwide headcount within the Electronics segment by approximately 8,000, out of approximately 160,000 as of September 30, 2008. At the same time, Sony plans to reduce the headcount of its seasonal and temporary workforce.

Measures being implemented in key product categories include the following:

LCD Television Business

Manufacturing Operations

•

Regarding overseas manufacturing sites, Sony plans to postpone investment in production expansion at the Nitra plant in Slovakia, reduce production at the Barcelona plant in Spain and discontinue its operations at the Pittsburgh, PA plant in the U.S. by the end of February 2009.

•

In Japan, Sony intends to cease television design and manufacturing at Sony EMCS Corporation’s Ichinomiya Technology Center by June 2009, with its operations to be consolidated at Inazawa Technology Center.

•

With growth in emerging markets causing more models to be sold at entry-level prices, Sony intends to accelerate the use of OEMs and ODMs, and intends to promote an “asset light” strategy to increase investment efficiency by achieving a sound balance between investment and returns.

Design Operations

•	Sony is creating global standards for hardware basic design and software and integrating its design and development resources around the world.
•	Certain aspects of software development are expected to be outsourced to off-shore vendors, for example, in India.
•

The company is targeting a global headcount reduction of approximately 30 percent across its television design operations and related administrative functions by the end of the fiscal year ending March 31, 2010.

The following is our strategy for procuring panels, which is a pressing issue for improving profitability in the television business. Currently, Sony obtains its supply of amorphous TFT LCD panels from the 7th and 8th generation production lines at S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. of Korea. The two lines have a production capacity of 130,000 substrates per month and 50,000 substrates per month, respectively. Furthermore, S-LCD is expected to start operations at its new 8th generation LCD panel production line during the second quarter of calendar year 2009, with an initial production capacity of 60,000 substrates per month.

In addition to S-LCD, in order to secure a stable supply of cost-competitive panels in the mid- to long-term, Sony signed a non-binding memorandum of intent with Sharp Corporation (“Sharp”) in February 2008 to establish a joint venture to manufacture amorphous TFT LCD panels and modules on a 10th generation production line. On January 29, 2009, faced with the changes in the world economy, Sony and Sharp amended and extended this non-binding memorandum of intent to confirm their mutual intent to postpone the targeted establishment of the joint venture until March 2010, approximately one year later than the originally scheduled date of April 2009. Sharp and Sony will, through continued discussion of how the two companies can best deploy their resources and expertise, continue to negotiate in good faith and have set June 30, 2009 as the target date by which to enter into a definitive agreement to establish a joint venture that will be mutually beneficial for both companies.

Semiconductor and Component Businesses

Semiconductor Business

In the fiscal year ended March 31, 2008, Sony reviewed its investment policy in the semiconductor business, deciding to continue to focus on the growth area of CCD and CMOS image sensors while streamlining and downsizing the production equipment and assets of system LSI for the Game business, according to its “asset light” strategy. As a part of this strategy, in March 2008 Sony sold to Toshiba Corporation (“Toshiba”) production equipment for high-performance semiconductors such as the “Cell Broadband Engine™” processor and the “RSX” graphics engine for PlayStation 3 (“PS3”), installed in the Nagasaki Technology Center of Sony Semiconductor Kyushu Corporation. Nagasaki Semiconductor Manufacturing Corporation was established by Toshiba, Sony Corporation and Sony Computer Entertainment and commenced operations on April 1, 2008 to produce such high-performance semiconductors with the production equipment made available to the joint venture by Toshiba. In addition, on March 31, 2008, upon the expiration of their contract, Sony and Toshiba terminated Oita TS Semiconductor Corporation, a manufacturing joint venture located within Toshiba’s Oita Operations. Following the termination of the joint venture, Sony sold the related manufacturing equipment to Toshiba on April 1, 2008.

Going forward, Sony intends to expand the “asset light” strategy implemented in the Game-related system LSI area described above to image sensors. One aspect of this expansion will be to reduce investment expenditures by outsourcing to third parties a portion of its planned increase in manufacturing capacity for CMOS image sensors for use in mobile phones.

Component Business

To strengthen its competitive position through unified development, design and manufacturing operations, Sony intends to move and consolidate its resources for small- and mid-sized LCD panel operations to Sony Mobile Display Corporation, and its battery operations to Sony Energy Device Corporation.

Game

In the PS3 business, Sony intends to expand the platform through an enhanced line-up of software, and will continue to strive to improve the profitability of PS3 hardware through cost reduction measures, including reducing the size of key semiconductors and the number of components. In addition, Sony intends to promote the further expansion of the PSP® (PlayStation Portable) platform by improving the breadth of software titles, functionality and services. At the same time, Sony will aim to improve its profitability by actively engaging in the development of non-game networked services, and by offering the world of interactive entertainment, with games at its core, to its users through both packaged software and the network.

Pictures

In the Pictures segment, Sony faces intense competition, rising expenses, including advertising and promotion expenses, and a growing trend toward digital piracy. In addition, the DVD format is 11 years old and is showing signs of maturation. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion pictures with broad worldwide appeal for distribution on existing and new home entertainment formats, such as Blu-ray, and other emerging platforms, including digital download.

Financial Services

Sony is confronted by changes in the financial services industry as a result of the deregulation and liberalization of additional insurance premiums, postal privatization, the complete lifting of the ban on the sale of insurance products by banks, and the lifting of the ban on securities intermediary services by banks and others. Sony also faces macroeconomic challenges including Japan’s declining population, low birthrate and growing proportion of elderly citizens. In response to this changing environment, each of Sony’s financial services businesses, which are latecomers to the life insurance, non-life insurance and banking industries, makes use of distinctive, individual industry-specific business models and plans to achieve further business expansion and even higher levels of customer satisfaction.

On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the Tokyo Stock Exchange. This offering aimed to achieve the efficient redistribution of management resources within the Sony Group as a whole, and establish SFH’s self financing, which is necessary for the further expansion of its financial businesses and independent growth. Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder, holding 60 percent of shares issued by SFH.

Sony Life has been building an investment portfolio mainly comprised of long-term bonds, in order to manage investment risks and ensure stable mid- to long-term returns. Based on this policy, Sony Life has gradually increased its investment in long-term bonds during this fiscal year. In addition, to mitigate the increasing risk of a decline in stock prices, Sony Life has reduced the balance of equity assets such as stocks and convertible bonds.

iii) Research and Development

Research and development costs for the three months ended December 31, 2008 decreased 8.4 billion yen, or 6.7 percent, to 117.1 billion yen, compared with the same period in the previous fiscal year. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 4.6 percent to 5.7 percent year-on-year due to a decrease in sales. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased 5.8 billion yen, or 5.5 percent, to 100.7 billion yen and expenses in the Game segment decreased 1.1 billion yen, or 6.1 percent, to 16.2 billion yen. In the Electronics segment, approximately 69 percent of expenses were for the development of new product prototypes while the remaining 31 percent was for the development of mid- to long-term new technologies in such areas as next-generation displays, semiconductors and communications.

(iv) Liquidity and Capital Resources

(The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment and So-net, which secure liquidity on their own. Furthermore, the Financial Services segment is described separately at the end of this section.)

Liquidity Management and Market Access

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to country regulations) and the unused amount of committed lines of credit. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50 percent of monthly consolidated sales and repayments on debt which comes due within six months.

Funding requirements that arise from maintaining liquidity are principally covered by free cash flow generated from business operations and by the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from the financial and capital markets. In addition, to sustain sufficient liquidity, Sony has committed lines of credit with financial institutions, together with its cash balance.

For the fiscal year ending March 31, 2009, Sony’s cash flow has been deteriorating due to a decline in profitability after September 2008. To maintain a certain level of cash balance on hand, Sony is planning to raise funds mainly from the Japanese commercial paper (“CP”) market towards the end of the fiscal year ending March 31, 2009. In the event Sony has difficulty obtaining financing due to a deterioration in the Japanese CP market, Sony does not anticipate difficulty in maintaining liquidity by utilizing other sources of financing, such as bank loans (including commitment facilities). Sony maintains the ability to repay all debts maturing within one year with existing cash balance and committed lines of credit.

Sony procures funds mainly from the financial and capital markets through Sony Corporation and Sony Global Treasury Services

Plc (“SGTS”), a finance subsidiary in the U.K. Sony maintains a bond shelf registration of 300 billion yen filed in Japan, due June 2010, pursuant to which Sony issued three series of straight bonds totaling 37.5 billion yen in December 2008 (as of December 31, 2008, unutilized amount of the shelf registration is 262.5 billion yen). Proceeds of the issues have been used mainly for the redemption of corporate bonds. Also, in order to meet working capital requirements, Sony maintains CP programs which access the U.S., Europe and Japan CP markets. As of December 31, 2008, the CP program limit amounts translated into yen was 1,137.2 billion yen, and the total amount of CP issued under these programs, translated into yen was 277.7 billion yen, which was mainly issued in the Japanese CP market.

Sony typically raises funds through the aforementioned straight bonds, CP programs and bank loans (including syndicated loans), however in the event of an emergency, Sony can also draw on committed lines of credit. In November 2008, Sony increased yen-based committed lines of credit contracted with Japanese financial institutions (increased to 475 billion yen, from 150 billion yen, effective for three years, due November 2011) and in December 2008, Sony established a new multi-currency commitment facility with Japanese financial institutions (USD 1.5billion, effective for five years, due December 2013). These contracts were aimed to secure sufficient liquidity in a quick and stable manner despite the turmoil in the financial and capital markets after September 2008. As a result, Sony has a total, translated into yen, of 1,062.7 billion yen in committed lines of credit, none of which has been used as of December 31, 2008. As a part of such committed lines of credit, Sony also has a multi-currency commitment facility contracted with a syndicate of global banks (translated into yen of 389.6 billion yen) which is scheduled to expire on April 1, 2009. Sony is in the process of renegotiating the facility. Sony intends to reduce this amount due to the large increase of commitment facilities with Japanese banks.

In the event of a downgrade in Sony’s credit ratings, even though the cost of some of those borrowings could increase, there are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation. Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

Sony’s current debt ratings from each agency as of February 13, 2009 are noted below:

	Moody’s	S&P	R&I
Long-term debt	A2 (Outlook: under review for possible downgrade)	A- (Outlook: negative)	AA- (Outlook: negative)
Short-term debt	P-1 (Outlook: under review for possible downgrade)	A-2	a-1+

Cash Management

Sony is centralizing and working to make more efficient its global cash management activities through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographical areas due to restrictions on capital transactions. In order to pursue more efficient cash management, and in the event of surplus capital generation among Sony’s subsidiaries, uneven cash distribution is managed directly or indirectly through SGTS so that Sony can reduce unnecessary cash balance and borrowings.

Financial Services segment

The management of SFH, Sony Life, Sony Assurance Inc. and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. These companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash balance and secure sufficient means to pay their obligations. For instance, cash inflows for Sony Life and Sony Assurance come mainly from policyholders’ insurance premiums and Sony Life and Sony Assurance keep sufficient liquidity in the form of investments primarily in various securities. Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.

SFH currently has an AA- rating from R&I for issuer ratings. Sony Life currently has ratings from five rating agencies: A+ from S&P for insurer financial strength rating, Aa3 from Moody’s for insurance financial strength rating, A+ from AM Best Company Inc. for financial strength rating, AA from R&I for insurance claims paying ability and AA from the Japan Credit Rating Agency Ltd. for ability to pay insurance claims. Sony Bank obtained an A- rating from S&P for its long-term local/foreign currency issuer ratings, an A-2 rating from S&P for its short-term local/foreign currency issuer rating and an AA- rating from the Japan Credit Rating Agency Ltd. for long-term senior debt rating.

III    Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no material change during the three months ended December 31, 2008.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended December 31, 2008, in the Electronics segment, the Company decided to reduce partially the capital expenditures intended to increase the production capacity of CMOS image sensors for products such as mobile phones and compact digital cameras, and postpone the capital expenditures for the LCD TV plant in Nitra, Slovakia.

Primarily as a result of these decisions, the Company’s planned capital expenditures for the fiscal year ending March 31, 2009 are 380 billion yen, a decrease of 50 billion yen from the plan as of September 30, 2008.

During the three months ended December 31, 2008, the Company made no material new plan to purchase or retire major property, plants or equipment.

IV   Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Securities exchange where the shares are listed or registered/authorized Financial Instruments Firms Association	Description
	As of the end of the third quarterly period (December 31, 2008)	As of the filing date of the Quarterly Securities Report (February 13, 2009)
Common stock	1,004,535,364	1,004,535,364	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,535,364	1,004,535,364	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.

The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the previous Commercial Code in Japan) during February 2009, the month in which the Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation: The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below. A summary of such terms and conditions has previously been submitted to the SEC under Form 20-F, Form 6-K and Form S-8. There has been no change to such terms and conditions since the applicable date of such submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred, as provided in the schedule below.

URL: The list of documents previously submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2008)

Name (Date of Shareholders’ Resolution)	Total outstanding number of SARs issued	Number of outstanding shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,332	933,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,717	1,071,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900

The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,767	1,676,700

Convertible bonds (outstanding as of December 31, 2008)

Name (Date of issuance)	Outstanding balance
U.S. Dollar convertible bonds (April 17, 2000)	U.S. $45,550 thousand
U.S. Dollar convertible bonds (April 16, 2001)	U.S. $45,559 thousand
U.S. Dollar convertible bonds (April 15, 2002)	U.S. $32,877 thousand

iii)  Status of Rights Plan

Not applicable.

iv)  Changes in the Total Number of Shares Issued and the Amount of Common Stock

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of capital stock	Balance of the amount of capital stock	Change in the capital reserve	Balance of the capital reserve
	(Thousands)	(Thousands)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
From October 1 to December 31, 2008	—	1,004,535	—	630,765	—	837,453

Note: The total number of shares, the amount of capital stock and the capital reserve did not increase during the period from January 1 to January 31, 2009.

 v)   Status of Major Shareholders

As of the end of the third quarterly period (December 31, 2008), the Company has not received a copy of the Bulk Shareholding Report, etc. and thus has not recognized changes of major shareholders.

vi) Status of Voting Rights

Since the register of shareholders as of the close of December 31, 2008 cannot be confirmed, “Status of Voting Rights” is stated based on the register of shareholders as of the latest record date (September 30, 2008).

1) Shares Issued

(As of December 31, 2008)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,057,500	—	The number of shares constituting one full unit is one hundred (100).
Shares with full voting rights (Others)	1,000,800,400	10,008,004	The number of shares constituting one full unit is one hundred (100).
Fractional unit shares	2,677,464	—	The number of shares constituting one full unit is one hundred (100).
Total number of shares issued	1,004,535,364	—	—
Total voting rights held by all shareholders	—	10,008,004	—
Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 46,800 shares of common stock held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 468 units of voting rights relating to the shares of common stock related to such shares with full voting rights held under the name of Japan Securities Depository Center, Inc.

2) Treasury Stock

(As of December 31, 2008)

Name of Shareholder	Address of shareholder	Number of shares of common stock held under own name	Number of shares of common stock held under the names of others	Total number of shares of common stock held	Total of shares held to total shares issued (%)

Sony Corporation (Treasury stock)*1	7-1, Konan 1-chome, Minato-ku, Tokyo	1,043,900	—	1,043,900	0.10
Kyoshin Technosonic Co., Ltd. (Cross-holding stock)*2	31-1, Nishi-Gotanda 1-chome, Shinagawa-ku, Tokyo	12,600	1,000	13,600	0.00
Total	—	1,056,500	1,000	1,057,500	0.11

Notes:

1.

In addition to the 1,043,900 shares listed here, there are 383 shares of common stock held by the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” and “Fractional unit shares” in table 1 “Shares Issued” above.

2.

Kyoshin Technosonic Co., Ltd. is a member of a stock ownership plan (The Sony Stock Ownership Plan, 7-1, Konan 1-chome, Minato-ku, Tokyo), which is composed of the Company’s business partners and other members.  Kyoshin Technosonic Co., Ltd. holds 1,000 shares of the Company.

(2)	Stock Price Range

Highest and lowest prices during the past nine months

Month of 2008	April	May	June	July	August	September	October	November	December
Highest (yen)*	4,910	5,350	5,560	4,710	4,430	4,190	3,280	2,580	1,980
Lowest (yen)*	4,000	4,560	4,620	4,050	4,000	3,120	1,766	1,766	1,717

* As quoted on the First Section of the Tokyo Stock Exchange.

(3)	Directors and Corporate Executive Officers

There were no changes in directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At December 31, 2008	At March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	786,763	1,086,431
Call loan in the banking business	125,062	352,569
Marketable securities	530,317	427,709
Notes and accounts receivable, trade	1,327,287	1,183,620
Allowance for doubtful accounts and sales returns	(111,757)	(93,335)
Inventories	1,082,772	1,021,595
Deferred income taxes	180,664	237,073
Prepaid expenses and other current assets	796,895	794,001
Total current assets	4,718,003	5,009,663

Film costs	295,801	304,243

Investments and advances:
Affiliated companies	251,059	381,188
Securities investments and other	4,203,391	3,954,460
	4,454,450	4,335,648
Property, plant and equipment:
Land	153,720	158,289
Buildings	889,285	903,116
Machinery and equipment	2,350,687	2,483,016
Construction in progress	84,491	55,740
	3,478,183	3,600,161
Less – Accumulated depreciation	2,300,074	2,356,812
	1,178,109	1,243,349

Other assets:
Intangibles, net	374,189	263,490
Goodwill	426,210	304,423
Deferred insurance acquisition costs	398,219	396,819
Deferred income taxes	220,814	198,666
Other	497,089	496,438
	1,916,521	1,659,836

Total assets:	12,562,884	12,552,739

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At December 31, 2008	At March 31, 2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	411,898	63,224
Current portion of long-term debt	100,367	291,879
Notes and accounts payable, trade	852,284	920,920
Accounts payable, other and accrued expenses	1,080,718	896,598
Accrued income and other taxes	80,088	200,803
Deposits from customers in the banking business	1,339,213	1,144,399
Other	423,954	505,544
Total current liabilities	4,288,522	4,023,367

Long-term debt	685,005	729,059
Accrued pension and severance costs	227,808	231,237
Deferred income taxes	220,054	268,600
Future insurance policy benefits and other	3,462,544	3,298,506
Other	222,506	260,032
Total liabilities:	9,106,439	8,810,801
Commitments and contingent liabilities

Minority interest in consolidated subsidiaries	260,723	276,849

Stockholders’ equity: Common stock, no par value –
At December 31, 2008–Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765
At March 31, 2008– Shares authorized: 3,600,000,000, shares issued: 1,004,443,364		630,576
Additional paid-in capital	1,154,279	1,151,447
Retained earnings	2,095,453	2,059,361
Accumulated other comprehensive income –
Unrealized gains on securities	42,670	70,929
Unrealized losses on derivative instruments	(1,140)	(3,371)
Pension liability adjustment	(93,831)	(97,562)
Foreign currency translation adjustments	(627,784)	(341,523)
	(680,085)	(371,527)
Treasury stock, at cost
Common stock At December 31, 2008–1,014,272 shares At March 31, 2008–1,015,596 shares	(4,690)	(4,768)
	3,195,722	3,465,089

Total liabilities and stockholders’ equity:	12,562,884	12,552,739

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Nine Months Ended December 31, 2008
Sales and operating revenue:
Net sales	5,755,002
Financial service revenue	375,409
Other operating revenue	75,522
6,205,933
Costs and expenses:
Cost of sales	4,446,556
Selling, general and administrative	1,276,040
Financial service expenses	402,207
Loss on sale, disposal or impairment of assets, net	7,181
6,131,984
Equity in net loss of affiliated companies	(7,424)
Operating income	66,525
Other income:
Interest and dividends	18,533
Foreign exchange gain, net	60,072
Gain on sale of securities investments, net	826
Gain on change in interest in subsidiaries and equity investees	1,839
Other	21,989
103,259
Other expenses:
Interest	18,290
Loss on devaluation of securities investments	2,800
Other	12,014
33,104
Income before income taxes	136,680
Income taxes:
Current	91,957
Deferred	(17,496)
74,461
Income before minority interest	62,219
Minority interest in loss of consolidated subsidiaries	(3,983)
Net income	66,202

Yen
Nine Months Ended December 31, 2008
Per share data:
Common stock
Net income
– Basic	65.97
– Diluted	63.16

Cash dividends	30.00

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Three Months Ended December 31, 2008
Sales and operating revenue:
Net sales	2,029,451
Financial service revenue	99,558
Other operating revenue	25,575
2,154,584
Costs and expenses:
Cost of sales	1,564,079
Selling, general and administrative	461,903
Financial service expenses	132,782
Loss on sale, disposal or impairment of assets, net	2,973
2,161,737
Equity in net loss of affiliated companies	(10,809)
Operating loss	(17,962)
Other income:
Interest and dividends	4,220
Foreign exchange gain, net	79,802
Gain on sale of securities investments, net	365
Gain on change in interest in subsidiaries and equity investees	1,515
Other	10,186
96,088
Other expenses:
Interest	6,863
Loss on devaluation of securities investments	1,358
Other	3,454
11,675
Income before income taxes	66,451
Income taxes:
Current	44,954
Deferred	19,441
64,395
Income before minority interest	2,056
Minority interest in loss of consolidated subsidiaries	(8,353)
Net income	10,409

Yen
Nine Months Ended December 31, 2008
Per share data:
Common stock
Net income
– Basic	10.37
– Diluted	9.98

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statement of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Nine Months Ended December 31, 2008
Cash flows from operating activities:
Net income	66,202
Adjustments to reconcile net income to net cash
used in operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	300,585
Amortization of film costs	185,256
Stock-based compensation expense	2,825
Accrual for pension and severance costs, less payments	(11,983)
Loss on sale, disposal or impairment of assets, net	7,181
Gain on sale or loss on devaluation of securities investments, net	1,974
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	78,283
Gain on change in interest in subsidiaries and equity investees	(1,839)
Deferred income taxes	(17,496)
Equity in net losses of affiliated companies, net of dividends	39,077
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(228,616)
Increase in inventories	(182,727)
Increase in film costs	(206,931)
Decrease in notes and accounts payable, trade	(79,919)
Decrease in accrued income and other taxes	(130,840)
Increase in future insurance policy benefits and other	102,242
Increase in deferred insurance acquisition costs	(51,868)
Increase in marketable securities held in the financial service business for trading purpose	(32,758)
Increase in other current assets	(150,292)
Increase in other current liabilities	92,129
Other	184,548
Net cash used in operating activities	(34,967)

(Continued on following page.)

Consolidated Statement of Cash Flows (Unaudited)

Yen in millions
Nine Months Ended December 31, 2008
Cash flows from investing activities:
Payments for purchases of fixed assets	(360,339)
Proceeds from sales of fixed assets	152,474
Payments for investments and advances by financial service business	(1,613,519)
Payments for investments and advances (other than financial service business)	(115,329)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,330,046
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	8,579
Proceeds from sales of subsidiaries’ and equity investees’ stocks	2,248
Other	(785)
Net cash used in investing activities	(596,625)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,454
Payments of long-term debt	(260,987)
Increase in short-term borrowings, net	384,129
Increase in deposits from customers in the financial service business, net	255,444
Dividends paid	(42,669)
Proceeds from the issuance of shares under stock-based compensation plans	378
Other	(3,780)
Net cash provided by financing activities	382,969
Effect of exchange rate changes on cash and cash equivalents	(51,045)
Net decrease in cash and cash equivalents	(299,668)
Cash and cash equivalents at beginning of the period	1,086,431
Cash and cash equivalents at end of the period	786,763

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.     Summary of Significant Accounting Policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosure which has been omitted.

(1) Newly Adopted Accounting Pronouncements:

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157. FSP FAS 157-2 partially delays the effective date of FAS No. 157 until April 1, 2009 for Sony for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active. Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities. The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position. Sony is currently evaluating the impact for nonfinancial assets and liabilities. Descriptions required to be disclosed by FAS No. 157 are omitted.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, various financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities, that were not previously carried at fair value. Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

(2)	Changes in Accounting Policies, Procedures and Presentation Rules Applied in the Preparation of the Interim Consolidated Financial Statements:

Equity in Net Income of Affiliated Companies -

Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations. Since Sony considers its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income (loss) of affiliated companies as a component of operating income (loss). Prior to April 1, 2008, equity in net income (loss) of affiliated companies was presented below minority interest in income (loss) of consolidated subsidiaries and above net income in Sony’s consolidated results of operations. As a result of the reclassification, operating loss increased and income before income taxes decreased by 10,809 million yen for the three months ended December 31, 2008, and both operating income and income before income taxes decreased by 7,424 million yen for the nine months ended December 31, 2008. The reclassification did not affect net income for the three and nine months ended December 31, 2008.

(3)	Accounting Methods Used Specifically for Interim Consolidated Financial Statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision will be included with the provision based on the ETR in the interim period in which they occur.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the fiscal year ended March 31, 2008 have been made to conform to the presentation for the interim period ended December 31, 2008.

2. Inventories

Inventories at December 31 and March 31, 2008 are summarized as follows:

	Yen in millions
	At December 31, 2008	At March 31, 2008
Finished products	792,128	687,095
Work in process	85,920	119,656
Raw materials, purchased components and supplies	204,724	214,844
	1,082,772	1,021,595

3. Marketable Securities and Securities Investments and Other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	At December 31, 2008				At March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities	2,751,959	86,368	(31,633)	2,806,694	3,052,096	78,723	(13,092)	3,117,727
Equity securities	143,772	23,854	(15,799)	151,827	239,551	75,316	(19,555)	295,312

Held-to-maturity
Securities	827,780	70,496	(2)	898,274	57,840	773	(34)	58,579

Total	3,723,511	180,718	(47,434)	3,856,795	3,349,487	154,812	(32,681)	3,471,618

4. Business Combinations

Business combination recorded using the purchase method for the three months ended December 31, 2008

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG's (“Bertelsmann”) 50% stake in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). The music company became a wholly owned subsidiary of Sony. The transaction was structured so that first, a portion of Bertelsmann's interest in SONY BMG was redeemed for approximately 63,606 million yen of cash by SONY BMG. Sony then purchased the remaining interest from Bertelsmann for 63,606 million yen. As a result,

Bertelsmann received approximately 95,409 million yen in value for its 50% stake and 31,803 million yen of its share of cash on Sony BMG's balance sheet.

(1) Name and nature of operation of the acquired entity, primary reasons for the acquisition, date of the business combination, legal form of the business combination, name of the combined entity after the business combination and percent of voting equity interests acquired:

A.	Name and nature of operation of the acquired entity
Name of the acquired entity SONY BMG ............................................................... SONY BMG
Nature of operation .................................................. Recorded music business

B. Primary reasons for the acquisition

 This acquisition will allow Sony to achieve a deeper and more robust integration between the wide-ranging global assets of the recorded music company and Sony’s  products, operating companies and affiliates. Ultimately, this acquisition is expected to further Sony’s goal of offering a total entertainment experience to consumers.

C. Date of the acquisition

October 1, 2008

D.	Legal form of the business combination and name of the entity after the business combination
Legal form of the business combination ...................................................................... Acquisition of entire partnership interests and common shares of SONY BMG
Name of the entity after the business combination ................................................... Sony Music Entertainment

E.     Percent of voting rights which were acquired

50%

(2)

Period for which the results of operations of the acquired entity were included in Sony’s Consolidated Statements of Income for the three and nine months ended December 31, 2008:

From October 1, 2008 through December 31, 2008

(3)	Cost of the acquired entity in the business combination:
Consideration:
Cash	95,409 million yen
Direct costs of the business combination:
Advisory fees etc.	1,378 million yen
Total cost of the acquired entity	96,787 million yen

(4)	Amount of goodwill assets incurred and description of the factors that contributed to a purchase price that resulted in recognition of goodwill:

A. Amount of goodwill incurred

97,745 million yen

B. Description of the factors that contributed to a purchase price that resulted in recognition of goodwill

As of December 31, 2008, the fair value measurement of certain acquired assets had not been completed; therefore, Sony tentatively recorded the difference between the estimated fair value of the acquired assets, including intangible assets, and liabilities and the purchase price as goodwill.

(5)

The pro forma incremental impact on the Consolidated Statements of Income for the nine months ended December 31, 2008 as though the business combination had been completed as of the beginning of the fiscal year:

(Unaudited)
Sales and operating revenue	154,040 million yen
Operating loss	(5,675) million yen
Net loss	(6,235) million yen

5. Reconciliation of the Differences between Basic and Diluted Net Income per Share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the nine and three months ended December 31, 2008 is as follows:

Yen in millions
Nine Months Ended December 31, 2008
Net income allocated to common stock	66,202
Effect of dilutive securities:
Stock acquisition rights	-
Convertible bonds	-
Net income allocated to common stock for dilutive EPS computation	66,202

Thousands of shares
Weighted-average shares	1,003,492
Effect of dilutive securities:
Stock acquisition rights	548
Convertible bonds	44,133
Weighted-average shares for dilutive EPS computation	1,048,173

Yen
Basic EPS	65.97
Diluted EPS	63.16

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS since they had an exercise price in excess of the average market value of Sony’s common stock during the fiscal period, were 12,592 thousand shares for the nine months ended December 31, 2008.

Yen in millions
Three Months Ended December 31, 2008
Net income allocated to common stock	10,409
Effect of dilutive securities:
Convertible bonds	-
Net income allocated to common stock for dilutive EPS computation	10,409

Thousands of shares
Weighted-average shares	1,003,516
Effect of dilutive securities:
Convertible bonds	39,939
Weighted-average shares for dilutive EPS computation	1,043,455

Yen
Basic EPS	10.37
Diluted EPS	9.98

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS since they had an exercise price in excess of the average market value of Sony’s common stock during the fiscal period, were 14,794 thousand shares for the three months ended December 31, 2008.

6. Commitments and Contingent Liabilities

(1)	Commitments:

A. Loan Commitments

Commitments outstanding at December 31, 2008 totaled 266,911 million yen. The main components of these commitments are loan agreements that subsidiaries in the Financial Services segment have entered into with their customers in accordance with the condition of the contracts with such customers.

B. Purchase Commitments and other

Commitments outstanding at December 31, 2008 amounted to 198,726 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of December 31, 2008, such commitments outstanding were 13,504 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights relating thereto. These agreements mainly cover various periods through March 31, 2011. As of December 31, 2008, these subsidiaries were committed to make payments of 31,487 million yen under such contracts.

Certain subsidiaries in the Music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through December 31, 2013. As of December 31, 2008, these subsidiaries were committed to make payments of 41,202 million yen under such long-term contracts.

In April 2005, Sony Corporation entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program, Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of December 31, 2008, Sony Corporation was committed to make payments of 17,842 million yen under such contract.

* FIFA World CupTM is a registered trademark of FIFA.

(2)	Contingent Liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 45,894 million yen at December 31, 2008. The major components of the contingent liabilities are as follows:

In connection with the December 2007 refinancing of the debt obligation of a third party investor in Sony’s U.S.-based music publishing business, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets held as collateral for the third party investor’s obligation consist of the third party investor’s 50% ownership interest in the music publishing subsidiary. At December 31, 2008, the fair value of the collateral exceeded 300 million U.S. dollars.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union, the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the interim period ended December 31, 2008, the accrued amounts in respect to WEEE have not been significant. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

7. Business Segment Information

Sony is comprised of the Electronics segment, Game segment, Pictures segment, Financial Services segment and All Other. Business segment information is prepared in accordance with these segments.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation®2, PLAYSTATION®3 and PSP® (PlayStation Portable) game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business Segments -

Sales and operating revenue for the nine months ended December 31, 2008 is as follows:

Yen in millions
Nine Months Ended December 31, 2008

Sales and operating revenue:
Electronics -
Customers	4,139,220
Intersegment	415,322
Total	4,554,542
Game -
Customers	830,028
Intersegment	61,973
Total	892,001
Pictures -
Customers	530,834
Intersegment	―
Total	530,834
Financial Services -
Customers	375,409
Intersegment	11,403
Total	386,812
All Other -
Customers	330,442
Intersegment	50,547
Total	380,989

Elimination	(539,245)

Consolidated total	6,205,933

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Sales and operating revenue for the three months ended December 31, 2008 is as follows:

Yen in millions
Three Months Ended December 31, 2008

Sales and operating revenue:
Electronics -
Customers	1,327,548
Intersegment	134,570
Total	1,462,118
Game -
Customers	369,609
Intersegment	24,231
Total	393,840
Pictures -
Customers	175,117
Intersegment	―
Total	175,117
Financial Services -
Customers	99,558
Intersegment	3,526
Total	103,084
All Other -
Customers	182,752
Intersegment	15,816
Total	198,568

Elimination	(178,143)

Consolidated total	2,154,584

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Segment profit or loss for the nine and three months ended December 31, 2008 are as follows:

Yen in millions
Nine Months Ended December 31, 2008

Operating income (loss):
Electronics	104,058
Game	(33,658)
Pictures	15,674
Financial Services	(32,101)
All Other	34,725
Total	88,698
Elimination	2,572
Unallocated amounts:
Corporate expenses	(24,745)
Consolidated operating income	66,525

Other income	103,259
Other expenses	(33,104)

Consolidated income before income taxes	136,680

Yen in millions
Three Months Ended December 31, 2008

Operating income (loss):
Electronics	(15,939)
Game	389
Pictures	12,949
Financial Services	(37,399)
All Other	24,461
Total	(15,539)
Elimination	3,110
Unallocated amounts:
Corporate expenses	(5,533)
Consolidated operating loss	(17,962)

Other income	96,088
Other expenses	(11,675)

Consolidated income before income taxes	66,451

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Other Significant Items:

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

Yen in millions
Nine Months Ended December 31, 2008

Audio	375,541
Video	883,953
Televisions	1,048,783
Information and Communications	750,913
Semiconductors	173,957
Components	550,596
Other	355,477

Total	4,139,220

Yen in millions
Three Months Ended December 31, 2008

Audio	140,380
Video	271,277
Televisions	372,753
Information and Communications	244,096
Semiconductors	56,084
Components	150,091
Other	92,867

Total	1,327,548

Geographic Information -

Sales and operating revenue attributed to countries based on location of customers for the nine and three months ended December 31, 2008 are as follows:

Yen in millions
Nine Months Ended December 31, 2008

Sales and operating revenue:
Japan	1,420,814
U.S.A.	1,471,527
Europe	1,635,720
Other	1,677,872

Total	6,205,933

Yen in millions
Three Months Ended December 31, 2008

Sales and operating revenue:
Japan	482,649
U.S.A.	542,185
Europe	654,613
Other	475,137

Total	2,154,584

There are not any individually material countries with respect to the sales and operating revenue included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2008.

The following information shows sales and operating revenue and operating income (loss) by geographic origin for the nine months ended December 31, 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony, as a Japanese public company, is subject.

Yen in millions
Nine Months Ended December 31, 2008

Sales and operating revenue:
Japan -
Customers	1,492,229
Intersegment	3,447,249
Total	4,939,478
U.S.A. -
Customers	1,687,351
Intersegment	301,757
Total	1,989,108
Europe -
Customers	1,531,702
Intersegment	54,836
Total	1,586,538
Other -
Customers	1,494,651
Intersegment	1,530,092
Total	3,024,743

Elimination	(5,333,934)

Consolidated total	6,205,933

Operating income (loss):
Japan	118,364
U.S.A.	(61,702)
Europe	(36,180)
Other	73,956
Corporate and elimination	(27,913)

Consolidated total	66,525

The following information shows sales and operating revenue and operating income (loss) by geographic origin for the three months ended December 31, 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony, as a Japanese public company, is subject.

Yen in millions
Three Months Ended December 31, 2008

Sales and operating revenue:
Japan -
Customers	479,160
Intersegment	1,063,315
Total	1,542,475
U.S.A. -
Customers	613,325
Intersegment	104,638
Total	717,963
Europe -
Customers	621,907
Intersegment	19,506
Total	641,413
Other -
Customers	440,192
Intersegment	430,651
Total	870,843

Elimination	(1,618,110)

Consolidated total	2,154,584

Operating income (loss):
Japan	(15,954)
U.S.A.	(18,119)
Europe	(16,484)
Other	13,522
Corporate and elimination	19,073

Consolidated total	(17,962)

8. Subsequent Event

There were no applicable subsequent events.

(2) Other Information

An interim cash dividend for Sony Corporation Common Stock was approved at the Board of Directors meeting held on October 29, 2008 as below:

1. Total amount of interim cash dividends:

30,105 million yen

2. Amount of an interim cash dividend per share:

30 yen, comprising a regular cash dividend of 20 yen and a special cash dividend of 10 yen

3. Payment date:

December 1, 2008

Note: Interim dividends would be distributed to the shareholders and beneficial shareholders who are registered as the holders of one or more units of stock in Sony Corporation’s register of shareholders and/or beneficial shareholders at the end of September 30, 2008.